UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Dialysis Corporation of America
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
252529102
(CUSIP Number)
Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
Copy To:

James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	252529102

1.	NAMES OF REPORTING PERSONS. U.S. Renal Care, Inc. Tax I.D. No.: 62-1826478

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		9,800,323

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,800,323

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,800,323

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2010, by U.S. Renal Care, Inc., a Delaware corporation (“USRC”) and Urchin Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of USRC (“Merger Sub”), with respect to the common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”). As described in more detail below, Items 2, 4, 5 and 6 have been amended by this Amendment No. 1 as a result of the merger of Merger Sub with and into DCA on June 3, 2010. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.
The Schedule 13D is amended and supplemented as follows:
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) The name of the person filing this statement is U.S. Renal Care, Inc., a Delaware corporation.
(b) The business address of USRC is 2400 Dallas Parkway, Suite 350, Plano, Texas 75093.
(c) USRC provides dialysis and ancillary services to patients suffering from kidney failure, generally referred to as end stage renal disease. USRC was founded in 2000 by an experienced team of healthcare executives. USRC works in partnership with nephrologists to develop, acquire and operate outpatient treatment centers which provide hemodialysis, peritoneal dialysis and ancillary services to patients suffering from kidney failure, generally referred to as end stage renal disease, or ESRD. Including the clinics acquired in the DCA acquisition, USRC has a network of 120 clinics in Arkansas, Texas, Georgia, Maryland, New Jersey, Ohio, Pennsylvania, South Carolina and Virginia. In addition, USRC manages several acute setting dialysis programs in conjunction with local community hospitals..
(d) Neither USRC nor, to the knowledge of USRC, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither USRC nor, to the knowledge of USRC, any person identified on Schedule A attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All of the directors and executive officers of USRC named in Schedule A attached hereto are citizens of the United States.
Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of USRC as of the date hereof.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The Offer expired at 5:00 p.m., New York City time, on June 1, 2010. Based on final information provided by Continental Stock Transfer & Trust Company, the Depositary for the Offer, 8,783,968 shares (including 214,430 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedures) were validly tendered and not withdrawn immediately prior to the expiration of the Offer. The tendered shares represented approximately 90% percent of the outstanding shares of DCA common stock as of the expiration of the Offer. All tendered shares have been accepted for payment in accordance with the terms of the Offer.

Following the completion of the Offer, USRC caused Merger Sub to effect a “short-form” merger under Florida law with and into DCA on June 3, 2010 (the “Merger”), which authorizes the completion of the Merger without a vote or meeting of the shareholders of DCA. As a result of the Merger, the separate corporate existence of Merger Sub ceased and DCA continued as the surviving corporation of the Merger and a wholly-owned subsidiary of USRC.
At the Effective Time (as defined in the Merger Agreement) of the Merger:
(i) any shares of DCA common stock then held in DCA’s treasury or held by any wholly-owned subsidiary of DCA were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor;
(ii) any shares of DCA common stock then held by USRC, Merger Sub or any other wholly-owned subsidiary of USRC or Merger Sub were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; and
(iii) except as provided immediately above, each share of DCA common stock, whether vested or unvested, then outstanding was converted into a right to receive, in cash (upon the proper surrender of the certificate representing such share), an amount equal to the Offer Price.
The shares of DCA common stock ceased being traded on The Nasdaq Global Market (“Nasdaq”) as of the close of market on June 3, 2010. Following the effective time, Nasdaq filed a Form 25 with the SEC to delist the shares of common stock of DCA.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) — (b) As a result of the Merger, USRC beneficially owns 9,800,323 shares of DCA common stock, representing 100% of the issued and outstanding shares of DCA common stock.
(c) Except as disclosed herein, neither USRC nor, to the knowledge of USRC, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of DCA common stock during the past 60 days.
(d) To the knowledge of USRC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The information set forth in Items 4 and 5 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. RENAL CARE, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Senior Vice President and General Counsel

Dated: June 4, 2010

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF U.S. RENAL CARE, INC.
Executive Officers of U.S. Renal Care, Inc.

Name	Position
J. Christopher Brengard	Chief Executive Officer
Stephen Pirri	Chief Operating Officer
James D. Shelton	Executive Vice President — Chief Financial Officer
Dr. Stan Lindenfeld	Senior Vice President and Chief Medical Officer
Jack F. Egan	Senior Vice President
Thomas L. Weinberg	Senior Vice President and General Counsel
All individuals named in the table above are employed by U.S. Renal Care, Inc. The address of U.S. Renal Care, Inc.’s principal executive offices is 2400 Dallas Parkway, Suite 350, Plano, Texas 75093.
Directors of U.S. Renal Care, Inc.

Name, Principal Business and
	Present Principal Occupation or	Address of Organization in which
Name	Employment	Employed
J. Christopher Brengard	Chief Executive Officer, U.S. Renal Care, Inc.	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Jack F. Egan	Senior Vice President, U.S. Renal Care	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Martin F. Jackson	Chief Financial Officer, Select Medical Corporation	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Eugene Hill	General Partner, SV Life Sciences	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

David Ward	General Partner, Salix Ventures	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

John P. Byrnes	Chief Executive Officer, Lincare, Inc.	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Barry C. Cosgrove	Private Investor	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093

Bryan Cressey	Partner, Cressey & Company	c/o U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093